## Contact

www.linkedin.com/in/geiszel-godoy-9aa70b40 (LinkedIn)

## Top Skills

Draping
Sewing
Pattern

## Languages

German

## Honors-Awards

Most Valued Soldier Award

# Geiszel Godoy

Chief Financial Officer at Black Sands Entertainment. As seen on ABC Shark Tank, Forbes, CBR, Yahoo Finance, Black Enterprise, Publisher's Weekly, Atlanta Black Star and more.

New York, New York, United States

## Summary

Award winning Creative Writer of Black Sands Entertainment. Known for winning the Best book award in the Children's Picture Book Category. This achievement was given by American Book Fest. Written four books and managed the overview of eight books within the company successfully. Research and developed academic history books and lesson plan for the U.S. school system. Excellent team player with articulate communication who possesses both outstanding verbal and writing skills.

## Experience

### Black Sands First Act Co

Chief Financial Officer
June 2024 - Present (3 months)

Overseeing and tracking the companies financial cash flow, budgeting, expenses, and investments.

### Black Sands Entertainment

Chief Financial Officer
November 2016 - Present (7 years 10 months)
Greater New York City Area

In charge of managing the organization finances and investments. Implement company financial goals and strategy for increase revenue. Responsible for the growth and sales of five million in year to date revenue by executing school district deals, direct to consumer, and retailers.

• CFO and Co-Publisher of Black Sands Entertainment.
• Award winning author of Mori's Family Adventures, Brazilian Cultural Exchange, and World Traveling
Coloring Book
• Manage and help produce eight books such as the epic graphic novel series Black Sands The Seven

Kingdoms, Son's of Nibiru, Cosmic Girls
• Over four hundred five star reviews on social media such as Facebook on how my books help
children learn how to read and enjoy learning mythology
• With over twenty five thousand books sold in the last twenty four months
• Taught individual successfully on the steps of writing and completing a book
• An influencer and featured guest at well know establishments such as New York Comic Con and
South Africa Comic Con in Johannesburg, South Africa

## Calvin Klein
### Freelance Assistant Technical Designer- Intimate Apparel
February 2014 - May 2015 (1 year 4 months)
Greater New York City Area

-Create and develop technical packages for intimate apparel using PLM software

-Update specifications and grading using PLM software

-Communicate daily with overseas factories

-Measure, evaluate, and review construction of samples

-Maintain and track styles according to time and action calendar

-File and organize all fit samples

-Prepare fit samples for weekly fittings on live models

-Participate in the fit sessions with Technical Designer

## Calvin Klein
### Freelance Assistant Technical Designer
February 2013 - July 2013 (6 months)
Calvin Klein Intimate Apparel

-Created and developed technical packages for intimate apparel using PLM software

-Reviewed and checked fit approved patterns against designers base measurements and approve patterns for accuracy

-Measured, fitted, evaluated, reviewed construction of ROS samples

-Maintained and track styles according to time and action calendar

-Approved TOP samples for mass production

-Communicated daily with overseas factories

-Filed and organized all fit samples

-Prepared fit samples for weekly fittings on live models

## Junior Sports Wear Company

Technical Designer
October 2012 - February 2013 (5 months)
Ali & Kris

-Created and developed technical packages

-Evaluated samples for fit

-Prepared fit samples for weekly fittings on live models

-Gave direction on fit and construction issues

-Communicated daily with overseas factories

-Filed and organized all fit samples


Disguise
Technical Design Intern
January 2012 - April 2012 (4 months)
Poway, CA

-Developed technical packages for garments and garment specifications.

-Created patterns by using computer software.

-Performed fitting procedures for sample garments.


US Army
Human Resources Specialist
January 2006 - October 2008 (2 years 10 months)

-Performed policy, procedures, and regulations in the Human Resources
Department in the United States Army.

-Supervised and assisted twenty-five personnel with daily assignment.

-Disciplined, trained, and kept personnel morale at a high level.

-Successfully performed duties using automation software and computer
software.

-Maintained and reviewed four hundred personnel records for company.

-Created and proofread memo's for the Director of the organization.

-Provided superior communication and written skills to the Director on daily
agenda and completed daily assignments.

-Prepared monthly reports for the organization accountability accuracy for the
organization personnel.

-Processed recommendations for awards and decoration.

-Performed skillful analytical problem solving within the organization to achieve
desired goals.

———

# Education

Faulkner University

Master of Science (M.S.), Management · (2000 - 2004)

## Fashion Institute of Technology
Fashion Business Managemenet · (2016 - 2017)

## The Art Institute of San Diego
Bachelor of Arts (BA), Fashion/Apparel Design · (2009 - 2012)